RICHEMONT

03 DEC ... 7:21

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


03045484

SUPPL

19 December 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 18 December 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel

Alan Grieve

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée: **du 5 décembre 2003 au 18 décembre 2003**

Nombre de "A" units achetées: **0**
Nombre de "A" units vendues: **(16'500)**

Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002): **5'154'040**

Position nette en "A" units au 18 décembre 2003 : **23'402'500**

Le programme de rachat courant porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date: **le 19 décembre 2003**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode:	**5 Dezember 2003 bis 18 Dezember 2003**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(16'500)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002):	**5'154'040**
Nettobestand an eigenen "A" Units per 18 Dezember 2003:	**23'402'500**

Das laufende Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum:	**19 Dezember 2003**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041/ 727 23 55